Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝 殼 控 股 有 限 公 司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

ANNOUNCEMENT

DISCLOSEABLE TRANSACTIONS

SUBSCRIPTION OF WEALTH MANAGEMENT PRODUCTS

SUBSCRIPTION OF SPDB WEALTH MANAGEMENT PRODUCTS

The Company, through its wholly-owned subsidiary, Lianjia (Tianjin) Enterprise Management Co., Ltd. (鏈家(天津)企業管理有限公司), subscribed for (i) SPDB Wealth Management Product No.1 in the principal amount of RMB0.8 billion with SPDB Wealth Management on July 25, 2023; (ii) SPDB Wealth Management Product No.2 in the principal amount of RMB0.85 billion with SPDB Wealth Management on September 6, 2023; and (iii) SPDB Wealth Management Product No.3 in the principal amount of RMB3.3 billion with SPDB Wealth Management on September 19, 2023.

HONG KONG LISTING RULES IMPLICATIONS

As all the applicable percentage ratios (as defined under Rule 14.07 of the Hong Kong Listing Rules) in respect of subscription of SPDB Wealth Management Product No.1 and SPDB Wealth Management Product No.2 were below 5% whether on a standalone basis or an aggregate basis, the subscription of SPDB Wealth Management Product No.1 and SPDB Wealth Management Product No.2 did not constitute discloseable transactions of the Company.

As (i) SPDB Wealth Management Product No.1, SPDB Wealth Management Product No.2 and SPDB Wealth Management Product No.3 were all issued by SPDB Wealth Management and (ii) when subscribing for SPDB Wealth Management Product No.3, SPDB Wealth Management Product No.1 and SPDB Wealth Management Product No.2 remain outstanding, pursuant to Rule 14.22 of the Hong Kong Listing Rules, the transactions shall be aggregated.

Pursuant to the Hong Kong Listing Rules, as one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Hong Kong Listing Rules) of the aggregated transaction amounts of the subscription of SPDB Wealth Management Products exceeds 5% but all of the ratios are below 25%, such transactions constitute discloseable transactions of the Company and shall be subject to the notification and announcement requirements but exempt from the shareholders’ approval requirement under the Hong Kong Listing Rules.

BACKGROUND

The Company, through its wholly-owned subsidiary, Lianjia (Tianjin) Enterprise Management Co., Ltd. (鏈家(天津)企業管理有限公司), subscribed for (i) SPDB Wealth Management Product No.1 in the principal amount of RMB0.8 billion with SPDB Wealth Management on July 25, 2023; (ii) SPDB Wealth Management Product No.2 in the principal amount of RMB0.85 billion with SPDB Wealth Management on September 6, 2023; and (iii) SPDB Wealth Management Product No.3 in the principal amount of RMB3.3 billion with SPDB Wealth Management on September 19, 2023.

SPDB WEALTH MANAGEMENT PRODUCTS

The principal terms of the subscription of SPDB Wealth Management Products are set out as follows:

SPDB Wealth Management
	SPDB Wealth Management	SPDB Wealth Management	Qiming Series Wealth
	Jijixin Closed-end Wealth	Jijixin Closed-end Wealth	Management Product
	Management Product No. 39	Management Product No. 51	Tranche 2339
	(浦銀理財季季鑫封閉式	(浦銀理財季季鑫封閉式	(浦銀理財啟銘系列理財
Product Name:	39號理財產品)	51號理財產品)	產品2339期)

Date of Subscription:	July 25, 2023	September 6, 2023	September 19, 2023

Issuer:	SPDB Wealth Management

Subscriber:	Lianjia (Tianjin) Enterprise Management Co., Ltd.

Subscription Amount:	RMB0.8 billion	RMB0.85 billion	RMB3.3 billion

Term of product:	98 days (July 26, 2023	125 days (September 7,	364 days (September 20,
	to November 1, 2023)	2023 to January 10, 2024)	2023 to September 18, 2024)

Type of product:	Fixed return

Risk level of product (internal risk assessment by the issuer):	Relatively low risk	Low level risk	Low level risk

Annualized rate of return of product expected by the Company:	2.90%	2.91%	2.95%

Right of early termination or Redemption:	The Group has no right of early termination or redemption as long as the major terms remain unchanged

The subscription for the SPDB Wealth Management Products is financed with the self-owned funds of the Group.

REASONS FOR SUBSCRIPTION OF SPDB WEALTH MANAGEMENT PRODUCTS AND THEIR BENEFITS TO THE COMPANY

The Board believes that using temporary idle funds reasonably and effectively will enhance the capital gain of the Company, which is consistent with the core objectives of the Company to ensure capital safety and liquidity and meet the capital needs of the Group’s daily operations. The risk associated with subscription of SPDB Wealth Management Products ranges from low to relatively low, while the Company can enjoy a relatively higher return from investments in SPDB Wealth Management Products after comparing quotes from different issuers.

The Directors consider that the terms of subscription of SPDB Wealth Management Products are fair and reasonable, on normal commercial terms or better, and are in the interests of the Company and its shareholders as a whole.

INFORMATION OF THE PARTIES INVOLVED

The Company is an exempted company with limited liability incorporated in the Cayman Islands on July 6, 2018. The Company is a leading integrated online and offline platform for housing transactions and services, and a pioneer in building infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services.

Lianjia (Tianjin) Enterprise Management Co., Ltd. is a company incorporated in the PRC. It is a wholly-owned subsidiary of the Company and is mainly engaged in investment holding.

SPDB Wealth Management is a wealth management subsidiary wholly-owned by Shanghai Pudong Development Bank Co., Ltd., a licensed bank incorporated under the laws of the PRC and listed on the Shanghai Stock Exchange (stock code: 600000). The business scope of SPDB Wealth Management mainly covers issuing wealth management products to the public and investing and managing the investors’ assets as trustee, issuing wealth management products to qualified investors and investing and managing the investors’ assets as trustee, and financial advisory and consulting services, etc.

To the best of Directors’ knowledge, information and belief after making all reasonable enquiries, SPDB Wealth Management and its ultimate beneficial owner are third parties independent of the Group and its connected persons.

HONG KONG LISTING RULES IMPLICATIONS

As all the applicable percentage ratios (as defined under Rule 14.07 of the Hong Kong Listing Rules) in respect of subscription of SPDB Wealth Management Product No.1 and SPDB Wealth Management Product No.2 were below 5% whether on a standalone basis or an aggregate basis, the subscription of SPDB Wealth Management Product No.1 and SPDB Wealth Management Product No.2 did not constitute discloseable transactions of the Company.

As (i) SPDB Wealth Management Product No.1, SPDB Wealth Management Product No.2 and SPDB Wealth Management Product No.3 were all issued by SPDB Wealth Management and (ii) when subscribing for SPDB Wealth Management Product No.3, SPDB Wealth Management Product No.1 and SPDB Wealth Management Product No.2 remain outstanding, pursuant to Rule 14.22 of the Hong Kong Listing Rules, the transactions shall be aggregated.

Pursuant to the Hong Kong Listing Rules, as one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Hong Kong Listing Rules) of the aggregated transaction amounts of the subscription of SPDB Wealth Management Products exceeds 5% but all of the ratios are below 25%, such transactions constitute discloseable transactions of the Company and shall be subject to the notification and announcement requirements but exempt from the shareholders’ approval requirement under the Hong Kong Listing Rules.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the meanings set out below:

“Board”	the board of Directors

“Company”	KE Holdings Inc.

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries and consolidated affiliated entities from time to time

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time)

“PRC”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“SPDB Wealth Management”	SPDB Wealth Management Co., Ltd. (浦銀理財有限責任公司), a company incorporated in the PRC and a wealth management subsidiary wholly-owned by Shanghai Pudong Development Bank Co., Ltd.

“SPDB Wealth Management Product No.1”	SPDB Wealth Management Jijixin Closed-end Wealth Management Product No. 39 (浦銀理財季季鑫封閉式 39 號理財產品)

“SPDB Wealth Management Product No.2”	SPDB Wealth Management Jijixin Closed-end Wealth Management Product No. 51 (浦銀理財季季鑫封閉式 51 號理財產品)

“SPDB Wealth Management Product No.3”	SPDB Wealth Management Qiming Series Wealth Management Product Tranche 2339 (浦銀理財啟銘系列理財產品 2339 期)

“SPDB Wealth Management Products”	SPDB Wealth Management Product No.1, SPDB Wealth Management Product No.2 and SPDB Wealth Management Product No.3, collectively

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning ascribed thereto in the Hong Kong Listing Rules

“%”	per cent

By Order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, September 19, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Wangang Xu and Mr. Tao Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.